NORTHQUEST CAPITAL FUND, INC.
                                16 Rimwood Lane
                             Colts Neck, NJ  07722


                                                             November 24, 2004




Securities & Exchange Commission ("SEC")
Washington D.C.  20549

RE: Request for Acceleration

Dear SEC Representative:

   The Fund is making a Request for Acceleration of it Post-Effective Amendments No. 6 (filed on 11/23/04), No. 7 (filed on 11/23/04), and No. 8 (filed on 11/24/04) to the effective date of 11/24/04.

   The Fund has policies and procedures in place to ensure compliance with the Investment Company Act of 1940 and the Investment Adviser Act of 1940 and to this end the company has retained counsel to assist it with compliance with the Investment Company Act of 1940 and the Investment Adviser Act of 1940.

   On November 17, 2004 the Fund was reimbursed $4545 by its Investment
Adviser.


   Sincerely,

   By: /s/ Peter J. Lencki
           President
           NorthQuest Capital Fund, Inc.